Prudential Global Total Return Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

December 11, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:      Prudential Global Total Return Fund, Inc.: Form N-1A

Post-Effective Amendment No. 40 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 48 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-63943

Investment Company Act No. 811-04661

Dear Mr. Zapata:

We filed through EDGAR on September 25, 2017 on behalf of Prudential Global Total Return Fund, Inc. (the “Corporation” or the “Registrant”) Post-Effective Amendment No. 36 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 44 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Prudential Global Total Return (USD Hedged) Fund (the “Fund”) as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on November 9, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 40 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about December 11, 2017 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 12, 2017. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Facing Page

1.	Comment

We note that the facing page refers to Prudential Global Total Return Fund, Inc. and that the Prospectus discusses the Prudential Global Total Return (USD Hedged) Fund. Please confirm the names of the Registrant and series involved.

Response

We hereby confirm that Prudential Global Total Return Fund, Inc. is the name of the Registrant and Prudential Global Total Return (USD Hedged) Fund is the name of the new series of the Registrant that this letter discusses.

Fund Fees and Expenses

2.	Comment

In the line item “Maximum deferred sales charge (load) (as a percentage of the lower of original purchase price or sale proceeds),” change 1% to 1.00%.

Response

The requested change has been made.

Investments, Risks and Performance

3.	Comment

With respect to the statement that “under normal market conditions the Fund will maintain at least 80% of its net assets in U.S. dollar currency exposure. The Fund invests in securities of emerging market countries”, please explain supplementally what is meant by “currency exposure.”

Response

The Fund may invest in securities that are denominated in non-US currencies, in derivatives that provide exposure to non-US currencies, or directly in non-US currencies, but its net exposure to non-US currencies will not exceed 20% of its net assets under normal market conditions. This means that the subadviser may use derivative instruments to hedge the Fund’s non-US currency exposure back into US dollars or may invest in one non-US currency and sell another non-US currency short so that the Fund has a net exposure to the US dollar.

4.	Comment

With respect to the statement that the Fund “invests in securities of emerging market countries”, please add disclosure as to how the Fund defines emerging markets.

Response

The Prospectus has been updated to clarify that the Fund generally defines emerging markets countries as those categorized by the World Bank as middle- or low-income countries and not a part of the European Monetary Union.

5.	Comment

With respect to the statement that the “Fund’s currency exposure will include investments in derivatives, subject to the Fund’s derivatives investment restrictions noted below”, please include a list of derivatives that will be used by the Fund and note how such derivatives will be used (i.e., for hedging or total return), and include any relevant restrictions on the use of such derivatives in the strategy.

Response

In order to address the Staff’s comment, the following statement has been added to the summary section of the Prospectus: “The Fund may invest up to 25% of its net assets in derivative instruments, including futures, options, options on futures, foreign currency forward contracts, and swaps, to try to enhance return or to reduce (“hedge”) investment risks.”

6.	Comment

Please explain supplementally what is meant by the statement that the “subadviser looks at fundamentals to identify relative value”.

Response

Relative value is the estimated return/attractiveness of one instrument relative to another (e.g., the relative value of one country relative to another country or one sector relative to another sector). The subadviser uses a research-based and relative-value oriented process is implement its investment philosophy. This approach focuses on relative-value based country and sector allocation, research-based subsector and security selection, and duration, yield curve, and currency management. The strategy favors the credit-oriented sectors, reflecting the subadviser’s significant research expertise.

7.	Comment

Please consider revising the strategy section to break it up into more than one paragraph and perhaps use bullets to make clearer to shareholders how the Fund invests.

Response

The Registrant has reviewed the format of this section and revised as it deems appropriate.

8.	Comment

We note that the risk factor for US Government and Agency securities discusses the 2008 financial crisis. Please consider updating this risk factor.

Response

The above-referenced risk disclosure has been updated as requested.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

9.	Comment

To the extent that any of comments #3-8 apply to the Statutory Prospectus, please make conforming changes here.

Response

The requested changes have been made as noted above.

10.	Comment

We note that the strategy section includes the statement that the Fund “may invest up to 25% of its net assets in derivative instruments, including futures, options, options on futures, foreign currency forward contracts, and swaps, to try to enhance return or to reduce (“hedge”) investment risks.” Please consider whether this statement should be added to the summary section of the Prospectus in response to comment #5.

Response

As suggested, the Registrant has added the above-referenced disclosure to the summary section of the Prospectus.

11.	Comment

In light of the fact that the Fund may invest up to 35% of its total assets in lower-rated securities and unrated securities, including unrated securities that the investment subadviser determines are of comparable quality to investment grade securities, consider adding such disclosure to the summary section of the Prospectus.

Response

The Registrant has reviewed the summary section of the Prospectus and believes that the current disclosure is adequate, as it discloses that: “The Fund may invest up to 35% of its total assets in lower-rated securities, also known as “junk” bonds, and unrated securities that the subadviser determines are of comparable quality to investment grade securities.” The Registrant further notes that the summary prospectus contains junk bonds risk.

12.	Comment

Please distinguish between principal and non-principal investment strategies as set forth in the table in this section.

Response

Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

13.	Comment

Please review the list of strategies included in the table entitled “Principal & Non-Principal Strategies” and confirm that all principal strategies of the Fund as described in Item 9 are included in the summary section of the Fund’s prospectus (Item 4) or revise as appropriate.

Response

The Registrant confirms that all principal strategies for the Fund are listed in the summary section of the Prospectus.

APPENDIX A

14.	Comment

In the section disclosing how to reduce the sales charges applicable to Class A and Class C investors, please reference the applicable financial intermediaries under “Other Types of Investors.”

Response

The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

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Any questions or comments concerning the above may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel